UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14516

Prentiss Properties Trust
(Exact name of registrant as specified in its charter)

3890 W. Northwest Highway, Suite 400
Dallas, Texas 75220
(214) 654-0886
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares of Beneficial Interest,
par value $.01 per share
Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:     None*

     * Prentiss Properties Trust merged with and into Brandywine Cognac I, LLC, a subsidiary of Brandywine Realty Trust, on January 5, 2006. Brandywine Cognac I, LLC was the surviving limited liability company in the merger, and the separate corporate existence of Prentiss Properties Trust thereupon ended.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Brandywine Cognac I, LLC, as successor by merger to Prentiss Properties Trust, has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 5, 2006	BRANDYWINE COGNAC I, LLC

	By:	BRANDYWINE OPERATING PARTNERSHIP, L.P.
its Member

	By:	/s/ Gerard H. Sweeney

Name: Gerard H. Sweeney
Title: President and Chief Executive Officer